NORTHERN DYNASTY ANNOUNCES CLOSING OF $15.5 MILLION UNDERWRITTEN OFFERING

December 18, 2019, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces that the Company has closed its previously announced underwritten public offering of common shares of the Company (the "Common Shares"), including exercise in full of the over-allotment option (the "Offering").  A total of 41,975,000 Common Shares were sold at a price of US$0.37 per share for gross proceeds of approximately US$15.5 million.  The Offering was completed pursuant to an underwriting agreement dated December 13, 2019 among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC. and TD Securities Inc.

Proceeds from the Offering will be used by the Company for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and advancement of the U.S. Army Corps of Engineers Environmental Impact Statement; (ii) ongoing outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal governments, Alaska Native partners and broader regional and state-wide stakeholder groups; and (iii) general corporate purposes.

The Offering was completed pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-229262) (the "Registration Statement").  This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

The Company relied on the exemption under Section 602.1 of the TSX Company Manual for the completion of the Offering.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada.  Northern Dynasty's principal asset, owned through its wholly owned, Alaska-based U.S. subsidiary, the Pebble Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit.  The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). The use of any of the words "expect", "plan", "update" and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the amount of funds to be raised and the use of proceeds of the Offering, the finalization of the Environmental Impact Study by the U.S. Army Corps of Engineers, the ability of the Company to proceed with permit applications for the development of the Pebble Project, and the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.